Amphenol

Amphenol Corporation

World Headquarters

358 Hall Avenue

Wallingford, CT 06492

U.S.A.

Tel: 1-203-265-8900

Fax: 1-203-265-8628

June 20, 2025

VIA EDGAR

Jennifer Thompson

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Amphenol Corporation
Form 10-K for Fiscal Year Ended December 31, 2024
February 7, 2025
File No. 001-10879

Dear Ms. Thompson:

Amphenol Corporation (the “Company”) is submitting this letter as a supplemental response to the discussion with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and the response letter previously submitted by the Company on May 16, 2025 (the “Initial Response Letter”), relating to the above referenced filing (the “2024 Form 10-K”).  In particular, the Company is providing additional information regarding the qualitative factors the Company considered when addressing the questions raised in comment no. 3 and comment no. 4 set forth in the Staff’s February 7, 2025 letter to the Company (the “Initial Comment Letter”).

As noted in the 2024 Form 10-K, the Company completed the acquisitions of CIT, Lutze-US and Lutze-Europe in 2024 (together, the “2024 Acquisitions”) and Andrew and Lifesync Corporation in 2025 (together, the “2025 Acquisitions” and collectively with the 2024 Acquisitions, the “Acquisitions”). When determining whether additional information regarding the Acquisitions was required pursuant to ASC 805, the Company considered not only the qualitative factors noted in the Initial Response Letter but also the additional disclosures about the Acquisitions included in its public communications, such as press releases and earnings calls. Because the interconnect products markets are highly fragmented and comprised mostly of small, niche manufacturers, the Company has a historical practice of disclosing certain key information about its acquisitions even when those acquisitions are immaterial or in many cases trivial in size, including the name of the business acquired, the purchase price, the geographic location of the business, the products the business sells, the market that the business operates in, when the acquisition has closed or is expected to close and the approximate annual sales of the acquired business. This additional information is generally included for each acquisition that the Company discloses in its earnings releases and on its earnings calls. In the case of those acquisitions that are more than trivial, but that are deemed quantitatively and qualitatively immaterial, the Company has also disclosed an estimate of the number of additional employees who will join the Company, the expected first year EPS accretion and in some cases an estimate of the EBITDA margin. This approach has generally been followed on a consistent basis over the last decade, including with regard to the Acquisitions.

As disclosed in its public filings and earnings-related press releases, the Company remains focused on expanding its growth opportunities through a commitment to developing enabling technologies for customers across our served end markets, an ongoing strategy of market and geographic diversification as well as an active acquisition program. This strategy has resulted in more than fifty acquisitions being completed by the Company over the last decade. Based on this strategy, the Company believes it is useful to our investors for us to provide the additional information noted above because it provides context for the acquisitions and an update on our ongoing acquisition strategy. But the Company does not believe that providing this additional information should be viewed as an indication that any of the acquisitions, including the Acquisitions, are quantitatively or qualitatively material to the Company.

Based on our analyses, including consideration of our public statements regarding the Acquisitions, we continue to believe that the 2024 Acquisitions and the 2025 Acquisitions were not material, individually or in the aggregate, to the Company, and that the disclosures included in the 2024 Form 10-K provided our investors with the information necessary to evaluate the financial effects of the Acquisitions. We will continue to assess both quantitative and qualitative factors, including the Company’s statements in public disclosures such as press releases and earnings calls, to determine whether acquisitions we make in the future are material, individually or in the aggregate, to the Company, and to ensure that the Company’s financial statements are prepared in accordance with ASC 805 and U.S. GAAP.

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If you have any further questions, please call me at (203) 265-8625 or email me at CLampo@amphenol.com.

Very truly yours,

/s/ Craig A. Lampo

Craig A. Lampo
Senior Vice President and Chief Financial Officer

cc:	Kevin Stertzel, Securities and Exchange Commission